EXHIBIT 99.(a)(9)

Return of Cash

Questions and Answers

These questions and answers are aimed particularly at our individual shareholders resident in the UK. They set out some commonly asked questions and provide brief responses. They should be read together with the accompanying circular. Please read both documents carefully. If you still have any questions, you may call our Shareholder helpline on 0870 600 3999 (from within the UK) or +44 121 415 7075 (from outside the UK). Your call will be charged at national or standard international rates, as appropriate.

These questions and answers and the helpline cannot provide advice on the merits of the Return of Cash or give any financial advice. For financial and taxation advice you should consult an authorised independent financial adviser.

1    What is being proposed?

We intend to return a total of £2.25 billion in cash to shareholders. The amount each shareholder will receive will depend on the number of ScottishPower Ordinary Shares that he or she holds at the close of business on 12 May 2006, but is expected to be approximately £1.20 per existing Ordinary Share (although this may vary because of the treatment of fractions). This is known as the “Return of Cash”.

2    Why are we returning this cash?

On 21 March 2006 we announced that we had completed the sale of PacifiCorp, our US regulated business, to MidAmerican for US$5.1 billion. We now intend to return around £2.25 billion of the proceeds to our shareholders.

3    How are we doing it?

We have chosen a method of returning the cash which enables our shareholders to receive it in a tax efficient manner known as a “B Share scheme”. Full details are set out in the circular.

In summary, a holder of 100 ScottishPower Ordinary Shares held at the close of business on 12 May 2006 will receive:

•	79 New Ordinary Shares (and where appropriate, an amount in cash representing any fractional entitlement); and

•	33 B Shares. Each B Share entitles you to receive £3.60 in cash.

We are doing this by means of a reclassification and a share consolidation of your ScottishPower Ordinary Shares.

4    What happens to my ScottishPower shares?

One in every three ScottishPower Ordinary Shares that you own at the close of business on 12 May 2006 will be reclassified into a B Share. This is known as the “reclassification”.

In addition to the Return of Cash, there will also be a consolidation of Ordinary Shares and this will adjust the number of shares that all shareholders hold. As a result of the share consolidation, for each ScottishPower Ordinary Share that you own following the reclassification, you will receive 1.1905 New Ordinary Shares.

If we were to do nothing more than the repayment of cash, ScottishPower’s share price would probably fall because we would no longer have the cash which is being returned to shareholders. Therefore, to help ensure that the share price stays about the same immediately before and after the Return of Cash (apart from market movements), we intend to adjust the total number of shares owned by all shareholders. This is known as the “share consolidation”.

5    What does all of this mean to me?

•	Although you will hold fewer ScottishPower Ordinary Shares after the reclassification and share consolidation, you will continue to own the same proportion of ScottishPower immediately after the share consolidation as you did just before, subject to fractional entitlements (see question 9 below).

•	The total value of your new ordinary shareholding in ScottishPower immediately following the share consolidation, plus the £3.60 for every B Share that you hold, plus the value of any fractional entitlements, should be approximately the same as the value of your original holding immediately before the share consolidation (subject to market movements). Please see the examples at question 8 below.

6    How do I calculate my entitlement to B Shares, New Ordinary Shares and cash?

To calculate your entitlements under the B Share Scheme:

•	the number of B Shares you will receive will be the number of Existing Ordinary Shares you hold on the Record Date (6 pm on 12 May 2006) divided by three and rounded down to the nearest whole number;

•	the number of New Ordinary Shares you will receive will be the number of Existing Ordinary Shares you hold on the Record Date, less the number of B Shares you are entitled to (as calculated above), multiplied by 1.1905; and

•	you will not receive fractions of a New Ordinary Share, so any fractions will be aggregated and sold on your behalf and you will receive the cash proceeds provided they exceed £3.

So, using the example of a shareholder who held 100 Existing Ordinary Shares on the Record Date:

•	33 of those shares would be reclassified as B Shares (100 divided by three and rounded down to the nearest whole number); and

•	the remaining 67 Existing Ordinary Shares are multiplied by 1.1905 to calculate the number of New Ordinary Shares the Shareholder will receive. This equals 79.8 New Ordinary Shares. No fractions are being issued so the Shareholder:

•	would receive 79 whole New Ordinary Shares, and

•	may be entitled to cash in respect of the fractional entitlement of 0.8 of a New Ordinary Share.

7    What choices do I have for my B Shares?

We are giving you the opportunity to choose how to receive your cash. You can choose to receive a dividend (which should be treated as income for UK tax purposes) or to have your B Shares repurchased by ScottishPower (which should be treated as capital for UK tax purposes).

If you choose to have your B Shares repurchased, you will also have some flexibility as to when you receive your cash, by holding on to some or all of your B Shares and electing to have them repurchased in the future.

Your choice is likely to depend on your tax circumstances. We have set out some general guidance below (see question 12) to assist you and you should refer to Part 8 of the circular to shareholders. If you are in any doubt as to your tax position you should obtain professional advice without delay.

You have three alternative choices for your B Shares:

Alternative 1:    Initial B Share Dividend

You can elect to receive a single dividend of £3.60 per B Share (taxed as income for UK tax purposes). If you choose to do this, we expect to send you a cheque for your dividend on 5 June 2006. Your B Share will then become a deferred share, which will have negligible value.

Alternative 2:    Initial Repurchase Offer

You can elect to have some or all of your B Shares repurchased by ScottishPower (taxed as capital for UK tax purposes) under the Initial Repurchase Offer (expected to be made on 22 May 2006) for £3.60 per B Share, free of expenses. If you make this choice, we expect to send you a cheque for the proceeds on 5 June 2006.

Alternative 3:    Future Repurchase Offers

You can elect to retain some or all of your B Shares and have them repurchased (taxed as capital for UK tax purposes) by ScottishPower in the future at the end of May in each calendar year until 2011, when ScottishPower expects to repurchase all outstanding B shares. The next opportunity to have your B Shares repurchased is expected to be on or around 29 May 2007.

If you retain some B Shares you will also receive a variable dividend payment (taxed as income for UK tax purposes) once per year on your outstanding B Shares until they are repurchased, with the first payment expected to be made on 28 May 2007. On 30 March 2006, the relevant dividend rate was 3.6%. Please see paragraph 4 of Part 4 of the circular for further details.

If you fail to fill in your Election Form correctly, do not sign it or do not return it to ScottishPower’s registrars to arrive by 4.30 pm on 19 May 2006, you will be deemed to have elected for Alternative 1: Single B Share Dividend.

8    Examples

The examples below illustrate the three alternatives:

Alternative 1:    Single B Share Dividend

Number of ScottishPower shares held on the Record Date	Number of B Shares you will receive	Number of New Ordinary Shares you will receive(1)	Cash dividend payment you will be sent on 5 June 2006
100	33	79	£118.80
300	100	238	£360.00
500	166	397	£597.60
1,000	333	794	£1,198.80

Alternative 2:    Initial Repurchase Offer

Number of ScottishPower shares held on the Record Date	Number of B Shares you will receive	Number of New Ordinary Shares you will receive(1)	Repurchase proceeds you will be sent on 5 June 2006
100	33	79	£118.80
300	100	238	£360.00
500	166	397	£597.60
1,000	333	794	£1,198.80

Alternative 3:    Future Repurchase Offers

Number of ScottishPower shares held on the Record Date	Number of B Shares you will receive	Number of New Ordinary Shares you will receive(1)	Illustrative annual dividend payment(2)	Repurchase proceeds you may receive in the future
100	33	79	£4.25	£118.80
300	100	238	£12.90	£360.00
500	166	397	£21.41	£597.60
1,000	333	794	£42.95	£1,198.80

Note:

(1)	In addition, you may also receive the proceeds of sale of any fraction of a New Ordinary Share to which you would be entitled following the share consolidation.
(2)	The illustrative dividend payment is based on an assumed dividend rate of approximately 3.6 per cent, as at 30 March 2006, and is rounded down to the nearest whole penny. The first payment is expected to be made on 28 May 2007. This is a variable rate which could go up or down as it will equal 75% of 12 month LIBOR. The payment you actually receive may be more or less than is shown above.

9    What happens to any fractions of my ScottishPower shares?

The number of New Ordinary Shares a Shareholder will receive will be 1.1905 multiplied by the number of ScottishPower Ordinary Shares held immediately after the reclassification and before the share consolidation. As a result, most shareholders will be left with a fractional entitlement to a New Ordinary Share. So, for example, a Shareholder with 100 ScottishPower Ordinary Shares would, after the share consolidation, be entitled to 79 New Ordinary Shares and a fractional entitlement to 0.8 of a New Ordinary Share. We will combine all fractions and arrange to have them sold in the market. You will be sent a cheque for your proportion of the sale proceeds on 5 June 2006, unless your proportion of the sale proceeds is less than £3, in which case that amount will be retained by ScottishPower.

10    What do I need to do?

This pack contains three documents apart from this guide: a circular containing details of the Return of Cash, a Form of Proxy and an Election Form.

•	The Return of Cash needs Shareholder approval before it can take place. In order for the Return of Cash to become effective, you should vote at the EGM to be held on 4 May 2006 by completing and signing your Form of Proxy and returning it to ScottishPower’s registrars to arrive as soon as possible and, in any event, no later than 10.30 am on 2 May 2006. You may still attend the meeting in person if you wish.

•	If you want to elect Alternative 1: Single B Share Dividend for all of your B shares (which should be treated as income for UK tax purposes), you do not need to return the Election Form.

•	If you want to elect Alternative 2: Initial Repurchase Offer or Alternative 3: Future Repurchase Offers in respect of any of your B shares (which should be treated as capital for UK tax purposes), you should complete the enclosed Election Form and return it in the reply-paid envelope to arrive as soon as possible and, in any event, no later than 4.30 pm on 19 May 2006.

If you do not complete and return your Election Form by 4.30 pm on 19 May 2006, you will be treated as having chosen to accept Alternative 1: Single B Share Dividend. This may also happen if you fill in the form incorrectly, or fail to sign it.

11    How do I complete the Election Form?

The Election Form shows the number of ScottishPower Ordinary Shares you held on the date printed in Box A. Assuming you do not buy or sell any Ordinary Shares before 6 pm on 12 May 2006, the record date, then the number of B Shares you will hold will be the number in Box A, divided by three and rounded down to the nearest whole number. This number appears in Box B.

•	If you want to receive the Single B Share Dividend, you do not need to take any action. You will automatically receive the Single B Share Dividend on all of your B Shares.

•	If you want to have your B Shares repurchased immediately, place an ‘X’ in Box 2.

•	If you want to keep all of the B Shares and have them repurchased in the future, place an ‘X’ in Box 3.

•	You may split your election between the three alternatives if you wish, by writing a specific number of B Shares in each box.

The Election Form must be signed by all of the registered shareholders or executed by the company if it is a corporate holding. The signature of each individual shareholder must be independently witnessed by someone who is not a joint holder and who is over 18.

If you want to elect for the Initial Repurchase Offer or the Future Repurchase Offer, the Election Form should be returned in the reply paid envelope and it must be received by Lloyds TSB Registrars by 4.30 pm on 19 May 2006.

12    I am a UK tax resident individual shareholder. What is my UK tax position?

If you are an individual shareholder who is resident for UK tax purposes in the UK then, depending on your circumstances, if you elect for:

Alternative 1:    Single B Share Dividend

the dividend should generally be treated as income for UK tax purposes; or

Alternative 2:    Initial Repurchase Offer

the proceeds of the repurchase should generally be treated as capital for UK tax purposes; or

Alternative 3:    Future Repurchase Offers

the proceeds of a repurchase of your B Shares in the future should generally be treated as capital for UK tax purposes. The dividend payment will generally be treated as dividend income for UK tax purposes.

Broadly:

•	if you are a basic rate UK taxpayer (taking into account the Single B Share Dividend), you should have no further UK tax to pay if you choose Alternative 1; or

•	if you are a basic rate or a higher rate UK taxpayer and you do not expect to pay capital gains tax this year or in future years (taking into account the B share repurchase), you should have no further tax to pay if you choose Alternative 2 or Alternative 3.

The above is only a basic guide. We have set out a general guide to UK taxation in Part 8 of the circular and you should read it carefully. If you have a complicated tax position, or are otherwise in any doubt about your tax circumstances, or if you are subject to tax in a jurisdiction other than the United Kingdom, you should consult your professional adviser without delay.

13    What will happen to my share certificates?

We expect to send you new certificates relating to your New Ordinary Shares on 5 June 2006 and you should keep these in a safe place. Your old share certificates will cease to be valid and you should destroy them. You do not need to return them to ScottishPower or to the Registrars.

We will not send you certificates for your B Shares unless you validly elect for Alternative 3: Future Repurchase Offers. If you receive the Single B Share Dividend, we will not send you any certificates for your Deferred Shares.

14    I currently hold my Existing Ordinary Shares in an ISA. Will my New Ordinary Shares and B Shares be eligible for inclusion?

Yes, it is expected that the New Ordinary Shares and B Shares should be qualifying investments for the stocks and shares components of ISAs (subject to the terms and conditions of your ISA). Your ISA Manager should be able to provide you with further details.

15    Will I be entitled to the Q4 dividend for 2005/06?

Yes, provided you are an Ordinary Shareholder on the register on 2 June 2006. The amount of the dividend is expected to be 9.4p per New Ordinary Share held on that date.

Shareholder helpline: 0870 600 3999 (+44 121 415 7075 from outside the UK)